                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                              -------------------


                                 Form 10-SB/A



             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS
          Under Section 12(b) or 12 (g) of the Securities Act of 1934

                        AVANI INTERNATIONAL GROUP INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its charter)


 Nevada                                         88-0367866
-------                                        ------------
(State of                                      (I.R.S. Employer
 Incorporation)                                 I.D. Number)



#328-17 Fawcett Road, Coquitlam, B.C. (Canada)    V3K 6V2
-----------------------------------------------------------
(Address of principal executive offices)         (Zip Code)


Issuer telephone number 604-525-2386.
                        -------------

Securities to be registered under Section 12 (b) of the Act:

         Title of each class         Name of exchange on which
         to be registered            each class is to be registered

            None                              None


Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
                               ----------------
                               (Title of Class)

                                    Part I

Item 1. Description of Business.
--------------------------------

Introduction.
-------------

Avani International Group Inc. ("Avani" or "Company") was organized under the laws of the State of Nevada on November 29, 1995.

Since its inception, the Company has constructed a bottling facility and has been engaged in the business of developing, manufacturing and distributing an oxygen enriched, purified bottled water under the trade name "Avani Water".

The Company's executive offices and bottling facility are located at #328-17 Fawcett Road, Coquitlam, British Columbia (Canada) V3K 6V2, and its telephone number is (604) 525-2386.

General.
--------

The Company was incorporated in the State of Nevada on November 29, 1995 under the name Rainfresh Technologies, Inc. and changed its name to Avani International Group, Inc. on January 14, 1997. The Company has two wholly-owned subsidiaries, Avani Marketing Corp. and Avani Water Corporation. Avani Marketing Corp. was organized under the laws of State of Nevada on August 16, 1994. Avani Water Corporation was organized under the laws of the Province of British Columbia (Canada) on December 8, 1995. Unless the context indicates otherwise, (i) all references to the Company herein shall include the Company and its wholly-owned subsidiaries and (ii) all dollar amounts are expressed in US dollars. Any reference to Canadian dollars shall be indicated as "Cdn".

Following its incorporation, the Company commenced construction of its bottling facility in May 1996 which was completed in August 1996. In September 1996, the Company initiated the production, marketing and sale of its purified, oxygen enriched water under the brand name "Avani Water". The Company utilizes a unique technology which injects oxygen into purified water producing an oxygen enriched, purified bottled water.


The Company sells its product in the greater Vancouver metropolitan area and internationally to the United States, Taiwan, Korea and Singapore. The Company provides home and business delivery of five gallon bottles in the Vancouver metropolitan area and, to a limited extent, sells 500 ml and 1.5 liter PET bottles directly to retail outlets in the Vancouver area. Since December 1996, the Company has exported both PET sized bottles to Taiwan pursuant to a distribution agreement with a Taiwan company. In June 1997, the Company initiated distribution to Korea and Singapore for test marketing purposes pursuant to a distribution agreement with a local Vancouver company. In December 1997, the Company initiated sales to the United States for test marketing purposes. The Company intends to expand its national and international sales to existing and other markets through licensing agreements, distribution agreements or joint ventures with third parties.

In December 1995, the Company acquired the exclusive, worldwide rights to the oxygen enrichment process from Georgia Pacific Company, a Taiwanese company, in exchange for the issuance of 5,000,000 shares of common stock of the Company which has been valued at $5,000 (See "Certain Transactions"). During 1995 and 1996, the Company raised approximately $2,900,000 in gross proceeds from the private placement of its common stock at $1.00 per share. For the nine months ended September 30, 1997, the Company raised an additional $193,100 in gross process from the private placement of its common stock at $1.00 per share. The proceeds from such placements were used to construct the bottling facility and to provide working capital for the Company's operations.

The Company's business is subject to various laws and regulations implemented by the Canadian government and local regulators, which require the Company to obtain licenses for its business and equipment, to be subject to annual inspections, to comply with certain quality standards regarding the Company's bottling plant and equipment, and to continuously control the quality of water sold by the Company. In addition, certain other governments and states within the United States require the Company to obtain certification of its bottled water. The Company believes that it is currently in compliance with these laws and regulations and has passed all regulatory inspections necessary for its to sell its product in its current markets. In addition, the Company anticipates receiving approval from other governmental and state agencies as its geographical market expands. The Company believes that the cost of compliance with applicable governmental laws and regulations is not material to its business.


Bottled Water Market.
---------------------


The premium bottled water market has experienced rapid growth since the early 1980's as consumers became concerned about the decline in quality of municipal water available in their homes and offices. This market growth also has been fueled by an overall health consciousness of the consumer seeking to eliminate the consumption of foods and beverages containing sugars, calories and artificial additives, trending instead to consumables with little or no sugars, calories or additives. Premium bottled water fits squarely within this trend. Per capita consumption of bottle water rose from 2.8 gallons in 1980 to over 11 gallons per capita in 1995 (Beverage World September 1996). The bottled water business increased sales by approximately one billion dollars from 1991 to 1996 totaling $3.1 billion in 1996. In 1996, the industry experienced growth of 8.4%, the second best annual growth in the decade and the PET sized segment grew by 25% (Beverage World April 1997).

The Company considers its product to appeal to consumers of premium bottled water products and believes that its purity as well as its oxygen enrichment offers a distinct alternative to other premium bottled waters.

Product and Product Features.
-----------------------------

The Company manufactures and sells its purified, oxygen enriched water in 500 ml and 1.5 liter PET bottles and five gallon bottles under the trade name "Avani Water".


Avani Water contains less than 2 parts per million (ppm) of total dissolved solids (tds). The tds level of Avani water contrasts to other more recognizable products such as Evian water with 309 ppm of tds and Perrier water with 505 ppm of tds. Many regional spring waters fall between 45 and 600 ppm of tds. Total dissolved solids include metals such as iron, copper and lead, and organic substances such as herbicides and pesticides. The limited tds content of Avani Water is achieved through a comprehensive filtration process used by the Company. The Company believes that this filtration process together with other aspects of its bottling process (reverse osmosis, carbon filtration and oxygen enrichment) enables the Company to deliver a smoother, more polished water when compared to most other bottled waters.

The Company's unique oxygenation process yields a water containing 26.4 mg/L (or 264 ppm) of dissolved oxygen which is approximately three times higher than the oxygen content level in Evian brand water or ordinary tap water. Internal tests performed by the Company indicate that 24 hours after opening a sealed bottle of Avani Water, the oxygen content is reduced to approximately 240 ppm. Ordinary water and most bottled water (unopened) contain less than 90 ppm of oxygen.


During fiscal year ending December 31, 1996, the Company did not expend any amounts in research and development costs.

Manufacturing Process.
----------------------

The Company purchases its water from the local municipality which is piped to a holding tank located on premises. From the holding tank, the water flows through the bottling process at constant pressure. The water initially passes through a 10 micron filter to remove the larger solids and then passes through a series of finer media filters to remove solids greater than 2 microns in size including inorganic metals such as iron, copper and lead. The water then passes through ozonation and carbon filtration processes. Ozonation is the strongest disinfectant and oxidizing agent available for water treatment and is a standard disinfectant for bottled water processing. Activated carbon filtration removes organic compounds such as pesticides and herbicides and associated tastes and odors. The water next passes through a seven membrane reverse osmosis process which removes particles greater than 0.001 micron. The water is demagnetized to remove remaining metals and is exposed to ultraviolet light for aseptic purposes. The water is then placed in a storage tank where high volumes of oxygen (O2) is injected into the purified water under pressure creating an oxygen enriched water product. Following the oxygen enrichment process, the water is piped to the "clean room". The "clean room" is a completely enclosed room with an over-balanced ventilation system which feeds filtered, sterile air to the room. There, the water product is automatically bottled in pre-rinsed bottles, capped and labeled. The bottles are directed to a case packer which automatically loads the bottles into shipping cases for distribution.

For quality assurance purposes, the Company tests its product every two hours at various points in the bottling process, including its finished products.


The Company purchased the plant equipment in 1996. The bottling equipment which includes a conveyor system together with an automatic rinsing, filling, capping, labeling and casing system, allows production of approximately 100 to 130 bottles per minute of the 500 ml bottles, 30 to 40 bottles per minute for the 1.5 liter bottles and 300 bottles per hour of the five gallon bottles. The Company is able to produce either the 500 ml or 1.5 liter bottles simultaneously with the 5 gallon bottles. The conversion time to one of the PET sizes from the other requires approximately one hour. As of September 1997, the plant is operating at 30% of capacity using a one 40 hour shift. Two additional 40 hour shifts can be added to increase production capacity.


The overall working condition of the Company's plant and equipment is good to excellent. All of the bottling equipment will operate reliably at the maximum capacity rated by each respective manufacturer. The Company's trucks and forklifts are all in good working condition.

The Company is a member in good standing of the Canadian Bottled Water Association and the International Bottled Water Association.

Sales and Distribution.
-----------------------

The Company sells its products through its internal sales personnel and through independent distributors and commissioned brokers. Its product is sold in the greater Vancouver metropolitan area and internationally to Taiwan and, on a limited basis to the United States, Korea and Singapore. The Company provides home and business delivery of five gallon bottles in the Vancouver metropolitan area and, on a limited basis, sells 500 ml and 1.5 liter PET bottles directly to retail outlets in the Vancouver area.

The Company's sales development plan includes the increase of local and national sales to retail outlets, the expansion of existing sales in Taiwan, Korea, Singapore and the United States through existing and other sales channels, and a market expansion to other international areas, including other Pacific Rim countries.

The Company directly markets its five gallon bottles in the greater Vancouver metropolitan area to business and residential users through its salaried and commissioned sales staff. In addition, the Company leases water coolers to its customers which it purchases directly from a manufacturer. Each customer subscribes for a minimum of 2 bottles per month for a one year period, although most customers subscribe for 3 or more bottles per month. The customer pays a minimum charge of $11.80 per month (for two bottles), a one time bottle deposit charge of $7.35, a one time cooler deposit charge of $73.00 and an annual cooler lease charge of $73.00. The Company owns and operates two delivery vehicles and employs two delivery persons to service its customers. As of September 30, 1997, the Company has approximately 1,700 customers.

The Company also directly markets its 500 ml and 1.5 liter products to a limited number of specialty food outlets in the Vancouver area. As of September 30, 1997, direct sales to local retail outlets has been insignificant. In December 1997, the Company initiated sales to three large supermarket chains in southern California for test marketing purposes. At this time, the Company can not predict the level of sales which it will likely experience from this market.

In an effort to further develop distribution channels of its PET products within Canada and the United States, the Company has hired a North American sales manager. The sales manager will be entrusted with responsibility of developing arrangements with independent distributors and food brokers servicing large food chains and convenience stores.

The Company also exports its 500 ml and 1.5 liter products to Taiwan pursuant to a distribution agreement with Maxzone Enterprises Co. Ltd., an unaffiliated Taiwanese company. Sales to the distributor commenced in December 1996 and sales to the distributor has accounted for a significant portion of the Company's bottled water sales through September 30, 1997. For fiscal year ended December 31, 1996 and for the nine month period ended September 30, 1997, sales to the distributor accounted for 47% and 48%, respectively, of total bottled water sales.

Sales to Taiwan have increased from approximately $26,725 for year ended December 31, 1996 to $170,498 for the nine month ended September 30, 1997. The Company believes that the development of this market will be constrained by the current economic difficulties experienced by the Taiwanese economy. The economic difficulties include the devaluation of the Taiwan currency against other non-Asian currencies causing imported goods to be more expensive, as well as a general decrease in consumer spending. As a result, the Company can not predict the level of sales it will likely experience in the future from Taiwan. The Company also has conducted limited discussions with its Taiwanese distributor concerning the construction of a bottling facility in Taiwan pursuant to which the Company would either license its technology to the distributor in exchange for a royalty on bottled water sales. Alternatively, the Company may contribute limited bottling equipment pursuant to a joint venture arrangement with the distributor upon term to be determined by the parties. A formal understanding has not been reached by the parties, however, the Company intends to limit its capital expenditures with respect to this project. If the Company elects to contribute limited bottling equipment to a joint venture arrangement, the Company may be required to raise additional funds to provide such equipment. No assurances can be given that the Company will be successful in these endeavors.

The Company intends to expand its international product sales to other Pacific Rim markets within the next 12 months notwithstanding the current economic conditions in this region. This expansion will be accomplished through agreements with independent distributors for each targeted territory. Consistent with this plan, the Company has entered into agreements for product distribution to Korea and Singapore. In June 1997, the Company entered into an agreement with Beon Top Enterprises Ltd., an unaffiliated Vancouver company, to distribute Avani Water to Korea and Singapore. In July 1997, shipments of Avani Water were made to both Korea and Singapore for test marketing purposes. At this time, the Company can not predict the level of sales which it likely will experience in either of these markets.

Backlog.
--------

The Company had no backlog for the year ended December 31 1996. There is no seasonal impact on the Company's sales.

Facilities.
-----------

The Company's maintains it production facilities at its corporate headquarters located at 328-17 Fawcett Road, Coquitlam, British Columbia (Canada) V3K 6V2. The total facilities of the Company comprise 14,000 square feet, of which 11,200 square feet is dedicated to production and storage and the remainder dedicated to its administrative offices.

Competition.
------------

The bottled water industry is extremely competitive and populated by a significant number of large regional, national and international companies. Well established names in the industry, include Evian and Naya, as well as a significant number of regional products. Many of these companies maintain significantly greater resources (including financial, technical and personnel) in all aspects of business than those available to the Company. In addition, their products have achieved enormous consumer acceptance and loyalty. The principal competitive factors in the bottled water industry are price, taste, packaging, name recognition and water source. However, the Company believes that its smooth taste and its unique oxygen enrichment will enable it to sufficiently compete in this market.

Product Liability.
------------------

The Company is engaged in a business which could expose it to possible claims for personal injury resulting from contamination of its water. While the Company believes that through its regular product testing it carefully inspects the quality of its water, it may be subject to exposure due to customer or distributor misuse or storage. The Company maintains product liability insurance against certain types of claims in amounts which it believes to be adequate. The Company also maintains an umbrella insurance policy that it believes to be adequate to cover claims made above the limits of its product liability insurance. Although no claims have been made against the Company or its distributors to date and the Company believes its current level of insurance to be adequate for its present business operations, there can be no assurances that such claims will not arise in the future or this the Company's policies will be sufficient to pay for such claims.

Proprietary Rights.
------------------

The Company has not sought patent protection for its proprietary oxygen enrichment process, rather, it relies, to the extent it can, upon trade secrets to protect its proprietary process.

Employees.
----------

As of September 30, 1997, the Company has 30 employees, which includes two officers. The Company has no collective bargaining agreements with its employees and believes its relations with its employees are good.



Item 2. Management's Discussion and Analysis.
        -------------------------------------

The following discusses the financial results and position of the consolidated accounts of the Company and its wholly owned subsidiaries for the periods indicated.

Results of Operations


Fiscal year end 1996 compared with Fiscal year end 1995.


The Company was organized on November 29, 1995 and commenced the marketing and sale of Avani Water in September 1996.


The Company did not have revenues for the period from inception (November 29, 1995) through December 31, 1995. For the same period, the Company incurred consulting and professional fees and salaries in the amount of $9,252.


Revenues for the year ending December 31, 1996 were $68,709 which consisted of $57,140 in water sales, $4,860 in cooler leases and $6,709 in cooler sales. Of the total revenue for the period, $26,725 (or 38% of total revenues) represented sales to a Taiwan distributor. Interest income earned on investment of cash for the period totaled $26,158.

Cost of sales for the year ended December 31, 1996 totaled $155,283 which consisted of $99,104 in bottled water, supplies, coolers and related equipment and $56,179 in depreciation. Gross profit (loss) for the period was ($86,574).


General and administrative expenses for the 1996 period totaled $522,974 which consisted of administrative salaries and overhead expenses incurred during its development and initial operating phase and represents an increase of $513,722 from the prior period ended December 31, 1995. Marketing expenses totaled $207,794 for the period. Loss from operations for the period was ($817,342).

Nine Months ended September 30, 1997 and Nine Months ended September 30, 1996.

Revenues for the nine month period ended September 30, 1997 were $379,968 representing an increase of $374,902 over revenues of $5,066 for the comparable period in 1996. This increase was due to product sales for a full nine month period in 1997 contrasted with its initial month of sales in 1996, in addition to the cost related to the continuing development of the Company's sales channels in 1997. Revenues for this period in 1997 consisted of $352,628 in water and supply sales (an increase of $350,264 over $2,364 for the prior period), $9,465 in cooler and equipment sales (an increase of $7,278 over $2,187 for the prior period) and $17,875 in cooler rentals (an increase of $17,360 over $515 for the prior period). Of the total revenue for the 1997 period, $170,498 (or 45% of total water sales) represented sales to a Taiwan distributor. The Company did not have sales to the distributor for the comparable 1996 period. Interest income earned on investment of cash totaled $13,656 for the period in 1997 representing a decrease of $5,063 over $18,719 for the prior period. The decrease is a result the reduction of available cash which was used for increased operations during the 1997 period.

Cost of sales for the 1997 period totaled $356,969 which represents an increase of $309,436 over $47,533 for the prior period. This increase is due to costs associated with production operations for a nine month period in 1997 contrasted with its initial month of operations for the prior period. Cost of sales consisted of $235,552 in bottled water, supplies, coolers and related equipment (an increase of $208,386 over $27,166 for the prior period) and $121,417 in depreciation (an increase of $101,050 over $20,367 for the prior period). Gross profit for the nine month period was $22,999 compared with a loss of ($42,467) for the prior period. The increase was due to increased revenues from nine months of operations in 1997 contrasted with revenues from its initial month of operations for the period in 1996.

General and administrative expenses which includes administrative salaries and overhead for the nine month period ended September 30, 1997 totaled $531,258 which represents an increase of $251,173 over $280,085 for the prior period. This increase is due to costs related to building the necessary corporate infrastructure to accommodate full scale operations. Marketing expenses totaled $274,491 for the 1997 period, representing an increase of $146,388 over $128,103 for the prior period. The increase in marketing expenses is due to increases in advertising and other expenses related to building its customer base. Interest expense relates to mortgage interest incurred in connection with the Company's real estate and totaled $34,690 for the 1997 period, representing an increase of $21,866 over $12,824 for the prior period. The increase is due to the acquisition of additional real estate in 1997 and interest charges for a full nine month period on certain properties in 1997 contrasted with a shorter period for the same properties in 1996. Loss from operations for the nine month period was ($813,741) which represents an increase of $368,981 over ($444,760) for the prior period.

Liquidity and Capital Resources


Since its inception through September 30, 1997, the Company has raised approximately $3,133,800from the private placement of its common stock (net of offering costs of $314,800). The Company has used these proceeds to fund the construction of its manufacturing facilities and its working capital requirements.

The Company is uncertain as to when it will achieve profitable operations. Until such time, the Company intends to finance it ongoing operations through the private placement of its capital stock or though debt financing. The Company has no commitments for any such financing. No assurances can be given that the Company will be successful in these endeavors. If the Company is unsuccessful in these endeavors, such event will have a material adverse impact on Company.

Property, plant and equipment, net of accumulated depreciation, totaled $1,662,796 on December 31, 1996. Property, plant and equipment, net of accumulated depreciation, totaled $1,807,144 on September 30, 1997.

In connection with its real estate properties, the Company has balloon mortgage payments of; $21,600 due on March 30, 1998 and on August 30, 1998, $67,944 due on July 29, 2001, $66,917 due on March 27, 2002 and $309,992 due
on May 2, 2001 (See "Item 2. Description of Property"). The Company believes that it will be able to refinance the described balloon payments on or before their respective dates, or pay the notes as they come due out of available cash. If the Company is unable to do so, it will be required to raise additional funds for such purposes, although no assurance can be given.

Certain of the statements contained in this Form 10-SB are based upon management's expectations of future events. Although the Company believes the expectations reflected in such forward looking statements are reasonable, there can be no assurances that such expectations will prove to be correct. Certain risks and uncertainties are inherent in the Company's business. These risks include the fact the Company has a limited operating history and to date has relied upon one distributor and one geographical market for a significant portion of its revenues.

Item 3. Description of Property.
        ------------------------

The Company's maintains it production facilities and its corporate headquarters at #328-17 Fawcett Road, Coquitlam, British Columbia (Canada) V3K 6V2. The total facilities of the Company comprise 14,000 square feet, of which 11,200 square feet is dedicated to the production and storage facilities and the remainder is dedicated to its administrative offices.


The Company owns its facilities subject to existing mortgages and are comprised of seven adjoining buildings. Five of the buildings were purchased for a total of $563,740 between April 1996 and June 30, 1996, subject to first mortgages in the principal amount of $326,842 as of September 30, 1997. The mortgages are amortized over 25 years and bear interest at the rate of 8.30% per annum. A balloon payment of $309,992 is due May 2, 2001. The sixth building was purchased on July 1996 for $119,500 and is subject to a first mortgage in the principal amount of $71,215 as of September 30, 1997. The first mortgage is amortized over 25 years and bears interest at the rate of 8.30% per annum. A balloon payment of $67,944 is due July 29, 2001. The seventh building was purchased in March 1997 for $119,500 and is subject to first and second mortgages in the principal amount of $71,748 and $43,200, respectively, as of September 30, 1997. The first mortgage is amortized over 25 years and bears interest at the rate of 7.00% per annum. A balloon payment of $66,917 is due March 27, 2002. The second mortgage bears interest 8% with balloon payments of $21,600 due on March 30, 1998 and August 30, 1998 and is collateralized by all seven buildings.

The Company believes that it will be able to refinance the described notes on or before their respective balloon payment due dates or pay the notes as they come due out of available cash. If the Company is unable to do so, it will be required to raise additional funds for such purposes, although no assurance can be given.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table will identify, as of June 30, 1997, the number and percentage of outstanding shares of common stock of the Company owned by (i) each person known to the Company who owns more than five percent of the outstanding common stock, (ii) each officer and director, and (iii) and officers and directors of the Company as a group:

Title       Name and Address      Amount and nature       Percent
of Class    of Beneficial Owner   Beneficial Ownership    of Class
--------    -------------------   --------------------    --------

Common     Peter Khean(1)                450,000            4.7%
Stock      328-17 Fawcett Road
           Coquitlam, B.C. V3K 6V2

Common     Nico Huang(2)                 450,000            4.7%
Stock      328-17 Fawcett Road
           Coquitlam, B.C. V3K 6V2

Common     World Equities Group(3)     1,500,000           15.5%
Stock      9th Floor, No. 36 Lane 30
           Hsin Hwa Road
           Taipei, Taiwan

Common     National Investment(4)                          10.4%
Stock      Foundation Inc.             1,000,000
           70 Lien Hai Road
           Kaohsiung, Taiwan

Common     Wang Hsiu Yun(5)            2,500,000           25.9%
Stock      8F-1, 110 Hon Ko Street
           Taipei, Taiwan

Common     Officers and                  900,000            9.3%
Stock      Directors, as
           a group (2 persons)

------------------------------------------------------------------

(1). Excludes 150,000 shares held by Mrs. Eunice Khean, the wife Mr. Khean. Mr. Khean disclaims beneficial ownership of such shares.

(2). Excludes 150,000 shares held by Mr. Tomo Hwang, the husband of Mrs. Huang. Mrs. Huang disclaims beneficial ownership of such shares.

(3). World Equities Group is owned by Su Meichun, who is also a controlling shareholder of Georgia Pacific Company (see "Certain Relationships and Related Transactions").

(4). National Investment Foundation Inc. is owned by Chu Meiying, who is also a controlling shareholder of Georgia Pacific Company (see "Certain Relationships and Related Transactions").

(5). Wang Hsiu Yun is a controlling shareholder of Georgia Pacific Company (see "Certain Relationships and Related Transactions").

Item 5. Directors, Executive Officers, Promoters and Control Persons.
        -------------------------------------------------------------

The directors and executive officers of the Company, their ages, and the positions they hold are set forth below. The directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors in office are elected and qualified. All officers serve at the discretion of the Board of Directors.

                              Director/
                              Officer
Name                 Age      Since          Position
----                 ---      -----          --------

Peter Khean          53       1995      President, Secretary
                                         and Chairman

Nico Huang           48       1995      Vice-President, Treasurer
                                         and Director
-------------------------------------------------------------------
Peter Khean - Mr. Khean has been President, Secretary and Chairman of the Company since December 1995. From 1985 to December 1995, Mr. Khean has been a business consultant providing services to individuals and business located in the Pacific Rim countries. Mr. Khean is a Certified General Accountant in Canada.

Nico Huang - Ms. Huang has been Vice President, Secretary and Director of the Company since December 1995. From 1975 until December 1995, Ms. Huang has operated a family owned health product manufacturing facility located in Taiwan.

Item 6. Executive Compensation.
        -----------------------

The compensation for all directors and officers individually for services rendered to the Company for the fiscal year ended December 31, 1996 and 1995, respectively:

                             SUMMARY COMPENSATION

                            Annual Compensation        Long Term Compensation
                            -------------------        ----------------------
                                                            Awards     Payouts
                                                            ------     -------
Name and
Principal                   Salary   Bonus    Other    Restr. Options
Position            Year     ($)      ($)      ($)     Stock  SARS   LTIP  Other
--------            ----    -----    -----    -----    -----  ----   ----  -----

Peter Khean         1995      --      --       --       $450(1) --    --    --
President and       1996      --      --       --        --     --    --    --
Chairman

Nico Huang          1995      --      --       --       $450(1) --    --    --
Vice President and  1996      --      --       --        --     --    --    --
Director

--------------------------------------------------------------------------------

(1). Both Peter Khean and Nico Huang received 450,000 shares of common stock of the Company for services rendered in connection with the formation of the Company. The fair market value of such stock awards totaled $900.00, which is indicated above.

The Company intends to initiate the payment of a monthly salary in the amount of $7,000 to both Mr. Khean and Ms. Huang at such time as the Company achieves profitable operations.


Other than as indicated above, the Company does not have any other form of compensation payable to its officers or directors, including any stock option plans, stock appreciation rights, or long term incentive plan awards for the periods indicated in the table.

The Company's directors received no fees for their services as a director, however, they are reimbursed for expenses incurred by them in connection with the Company's business.

Item 7. Certain Relationships and Related Transactions.
        -----------------------------------------------


On December 18, 1995, the Company entered into an agreement with Georgia Pacific Company, a Taiwanese company ("Georgia Pacific"), to acquire the exclusive worldwide rights to the technology for the oxygen enrichment process in exchange for 5,000,000 shares of common stock of the Company. In addition, pursuant to the agreement, the Company agreed to pay Georgia Pacific a finder's fee of 10% in connection with the sale of its common stock to Taiwanese investors identified by Georgia Pacific. The parties did not specify a term or duration for this aspect of the agreement. During 1996, the Company paid Georgia Pacific $218,800 in finder's fees.

On December 21, 1995, the Company entered into a separate agreement with Georgia Pacific pursuant to which Georgia Pacific agreed to assist the Company in the market and sale of its product to the Pacific Rim countries through joint venture arrangements, licensees or distributors. The consideration payable to Georgia Pacific was $10,000 per month during the term of the agreement which expired on December 31, 1996. Effective May 1, 1997, a new agreement was entered into that provided for a monthly payment of $12,000 to Georgia Pacific. During 1997, the Company paid Georgia Pacific the sum of $96,000 in connection with this agreement. The agreement has expired and new agreement has not been entered into by the parties. Any agreement will be subject to the negotiation by the parties. The Company has entered into distribution agreements for Taiwan, Singapore and Korea as a result of the efforts of Georgia Pacific.

The controlling shareholders of Georgia Pacific are Chu Meiying, Su
Meichum and Wang Hsiu Yun, each of which, directly or indirectly, own respectively 1,000,000, 2,500,000 and 1,500,000 shares of common stock of the Company. In 1995, the Company issued 450,000 shares to Peter Khean, 450,000 shares to Nico Huang, 150,000 to Eunice Khean and 150,000 to Tomo Hwang and the shares were valued at $450.00, $450.00, $150.00 and $150.00, respectively. The shares were issued in exchange for services renderedby such parties in connection with the formation of the Company.

Item 8. Description of Securities.
        --------------------------

Common Stock

The Certificate of Incorporation of the Company authorizes the issuance of 25,000,000 shares of common stock, $.001 par value, and as of September 30, 1997, 9,648,600 shares are issued and outstanding.

The common stock carries no pre-emptive, conversion or subscription rights and is not redeemable. In addition, each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. On matters submitted to a shareholder vote, a majority vote of shareholders is required to be actionable. Cumulative voting in the election of directors is denied. All shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. All shares of common stock when issued are fully paid and non-assessable by the Company. There are no restrictions on repurchases of common stock by the Company relating to dividend or sinking fund installment arrearage.

Preferred Stock
---------------

The Certificate of Incorporation of the Company does not authorize the issuance of preferred stock. Any amendment of the Certificate of Incorporation to authorize the issuance of the preferred stock will require the majority vote of the shareholders.

                                Part II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
        -------------------------------------------------------------------


There is no public market for the Company's equity securities. The Company intends to establish a public market for its common stock in the United States following the registration of its securities pursuant to this Form 10-SB. As of September 30, 1997, (i) there are no outstanding warrants or options to purchase, or securities convertible into common stock of the Company and (ii) there are 9,226,500 shares of common stock which can be sold pursuant to Rule 144.

As of September 30, 1997, there are 114 shareholders of record of the Company's common stock. Although there are no restrictions on the Company's ability to declare or pay dividends, the Company has not declared or paid any dividends since its inception .


Item 2. Legal Proceedings.
        ------------------

The Company is not a party to any material legal proceedings.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
        -----------------------------------------------------------------------

None.

Item 4. Recent Sales of Unregistered Securities.
        ----------------------------------------

DATE            NAME                                                            SHARES         CONSIDERATION
----            ----                                                            ------         -------------
12/18/95        Georgia Pacific                                                 5,000,000      License agreement
                Company
12/21/95        Tomo Hwang                                                        150,000      Services
12/21/95        Eunice Khean                                                      150,000      Services
12/21/95        Nico Huang                                                        450,000      Services
12/21/95        Peter Khean                                                       450,000      Services
 1/29/96        Chang-Sen (Jackson)                                               100,000      $1.00 per share
                Chang
 1/29/96        Hsi-Yin (Rosa) Wang                                                90,000      $1.00 per share
 1/29/96        Chih- Hao (Howard)                                                 80,000      $1.00 per share
                Chang
 1/29/96        Chun-Ting (Danny) Chang                                            80,000      $1.00 per share
  3/8/96        Liang Mei-Chu                                                      10,000      $1.00 per share
  3/8/96        Huang Chen-Yuan                                                    10,000      $1.00 per share
  3/8/96        Hsu Hui-Mei                                                         7,500      $1.00 per share
  3/8/96        Chen Cheng- Hung                                                    7,500      $1.00 per share
 4/21/96        Lin Lin Ma Ho                                                       1,000      $1.00 pre share
 4/21/96        Chun Hsien Ho                                                       1,000      $1.00 per share
 4/21/96        I Chun Ho                                                           1,000      $1.00 per share
 4/21/96        Jin Maun Ho                                                         1,000      $1.00 per share
 4/30/96        Huang, Ke-Wei                                                      20,000      $1.00 per share

DATE            NAME                                                            SHARES         CONSIDERATION
----            ----                                                            ------         -------------
 4/30/96        Liu Pai-Wei                                                         5,000      $1.00 per share
 4/30/96        Hsieh Kuo-Tai                                                       5,000      $1.00 per share
 4/30/96        Wang Gen-Shuh                                                       5,000      $1.00 per share
 4/30/96        Huang, Hsieh                                                      100,000      $1.00 per share
                Su- Yuan
 4/29/96        Chueh, Yung- Huang                                                  5,000      $1.00 per share
 4/29/96        Huang, Hsiu- Ling                                                   5,000      $1.00 per share
 4/29/96        Chueh, Yen- Jung                                                    5,000      $1.00 per share
 4/29/96        Huang, Ying- Feng                                                   5,000      $1.00 per share
 5/27/96        Tsai, Chang-Hai                                                   100,000      $1.00 per share
 5/27/96        Tsai I-Chen                                                       100,000      $1.00 per share
 5/27/96        Cheng, Wen Shun                                                   100,000      $1.00 per share
 5/27/96        Cheng Chen Su-Ju                                                  300,000      $1.00 per share
 5/27/96        Chang Li-Chen                                                      14,000      $1.00 per share
 5/27/96        Szu- Wei Fu                                                         2,000      $1.00 per share
 5/27/96        Szu-Wen Fu                                                          2,000      $1.00 per share
 5/27/96        Kuo-Chi Fu                                                          1,000      $1.00 per share
 5/27/96        Kung-Lung Chao                                                      1,000      $1.00 per share
  7/4/96        George Yao                                                        200,000      $1.00 per share
  7/4/96        Tiffany Cheng                                                     100,000      $1.00 per share
  7/4/96        John Yao                                                          100,000      $1.00 per share
  7/4/96        Nancy Yao                                                         100,000      $1.00 per share
  8/8/96        Tiffany Cheng                                                     200,000      $1.00 per share
  8/8/96        George Yao                                                        100,000      $1.00 per share
 8/23/96        Li-Cheng Wang Yuan                                                  1,000      $1.00 per share
 8/23/96        Cathrine Chung                                                      1,000      $1.00 per share
 8/23/96        Juliana Ting                                                          400      $1.00 per share
 8/23/96        Hsieh, Shun- Yi (Jeff)                                              1,000      $1.00 per share
 8/23/96        Hsieh, Shun-Ting (Tina)                                               300      $1.00 per share
 8/23/97        Hsieh, Shun-Chich                                                     100      $1.00 per share
                (Jack)
 8/23/96        Hsieh, Shun-Ta                                                      5,000      $1.00 per share
                ( Johnson )
 8/23/96        Hsieh, Yong-Song                                                      100      $1.00 per share
                (James)
 8/23/96        Chuang -Hsieh,                                                      1,000      $1.00 per share
                Chiu- Mei ( Joy )
 8/23/96        Yeh Chin-Tu (Michael)                                                 100      $1.00 per share
 8/23/96        Yin, Shaun                                                            100      $1.00 per share
 8/23/96        Feng, Chun-Hsien                                                      100      $1.00 per share
                (Steven)
 8/23/96        Hung, Chien-Hsun-                                                     100      $1.00 per share
 8/23/96        Hung, Jong-Jen (Eric)                                                 100      $1.00 per share
 8/23/96        Wu, Chao-Ying                                                         100      $1.00 per share
 8/23/96        Chen, Li-Hsuh                                                         400      $1.00 per share
 8/23/96        Barham, Christopher                                                   100      $1.00 per share
 8/23/96        Juan, Peng- Hsu                                                     3,000      $1.00 per share
                (Joseph)
 8/23/96        Lee, Pei-Yi (Peggy)                                                 3,000      $1.00 per share
 8/23/96        Chung, Chien-Huang                                                    100      $1.00 per share
                (Max)
 8/23/96        Cheng, Shin-Chang                                                     100      $1.00 per share
                (Wesley)

DATE            NAME                                                            SHARES         CONSIDERATION
----            ----                                                            ------         -------------
 8/23/96        Cheng, Shih-Fen                                                       100      $1.00 per share
                (Virginia)
 8/23/96        Chong, Wai-Yi (Cannis)                                                100      $1.00 per share

 8/23/96        Chen, Su- Ju                                                        1,000      $1.00 per share
                ( Catherine )
 8/23/96        Chiang, Yeuh-YinLu                                                    100      $1.00 per share
 8/23/96        Min-Hsin AngelaLin                                                    200      $1.00 per share
 8/23/96        Chou, Clairehsing Hsien                                               300      $1.00 per share
 8/23/96        Chou Hsing-Mei                                                        200      $1.00 per share
 8/23/96        Chou Hsing-Huei                                                       100      $1.00 per share

 8/23/96        Chen Shu                                                              200      $1.00 per share
 8/23/96        Chen Chang Amei                                                       200      $1.00 per share
 8/23/96        Chen, Shu-Chen                                                        200      $1.00 per share
 8/23/96        Chen, Shu-Fen                                                         200      $1.00 per share
 8/23/96        Chen, Shu-Chuan                                                       200      $1.00 per share
 8/23/96        Kuo, Yan-Tin                                                          100      $1.00 per share
 8/23/96        Chang, Fan-Ming                                                       100      $1.00 per share
 8/23/96        Lu, Christina                                                         100      $1.00 per share
 8/23/96        Cheng, Gwendolyn                                                      100      $1.00 per share
 8/23/96        Pei, Ching Chen                                                       100      $1.00 per share
 8/23/96        Ting, Kim                                                             200      $1.00 per share
 8/23/96        Sam, Mavis                                                            200      $1.00 per share
 8/23/96        Tse, Emme                                                             200      $1.00 per share
 8/23/96        Tang, Bellissa Hsiao                                                  200      $1.00 per share
 8/23/96        Wang, Kevin Ching Lung                                                100      $1.00 per share
 8/23/96        Wu, Hsiang Sheng                                                      300      $1.00 per share
 8/23/96        Wu Chang, Chung Fang                                                  200      $1.00 per share
 8/23/96        Alex Chen                                                           5,000      $1.00 per share
 8/28/96        Chiung- Yen Wang                                                    1,000      $1.00 per share
                ( Joann )
 8/28/96        Roger Chang                                                         1,500      $1.00 per share
 8/28/96        Lu Lu Wang                                                          2,000      $1.00 per share
 8/28/96        Hsu, Ju Jen                                                           100      $1.00 per share
 8/28/96        Pei Kan                                                               100      $1.00 per share
 10/7/96        Lee Yu-Ying                                                           100      $1.00 per share
 10/7/96        Fang Yi Ming                                                          200      $1.00 per share
 10/7/96        Lohachitranont                                                        100      $1.00 per share
                Compatana
 10/7/96        Huang Yen-Ta                                                          100      $1.00 per share
 10/7/96        LimLih-Shiann                                                         100      $1.00 per share
12/11/96        Ching Hang Fung                                                    30,000      $1.00 per share
12/20/96        Hsiu Chu Liang                                                    100,000      $1.00 per share
12/20/96        Kikawa Tomokatsu                                                  100,000      $1.00 per share
  7/1/97        Mrs.Yueh- Hua, Chen                                                 5,000      $1.00 per share
  7/1/97        Shun-Yi(Jeff) Hsieh                                                 2,000      $1.00 per share
  7/1/97        Chao-Ying Wu                                                        1,100      $1.00 per share

DATE            NAME                                                            SHARES         CONSIDERATION
----            ----                                                            ------         -------------

  7/1/97        Yi-Min Fang                                                           800      $1.00 per share
  7/1/97        Kikawa Tomokatsu                                                  100,000      $1.00 per share
  7/1/97        Tien Chang Enterprises                                             37,200      $1.00 per share
                Ltd
  7/8/97        Loo Lin Pei-Chu                                                    30,000      $1.00 per share
  7/8/97        Lai Syh-Ching                                                      10,000      $1.00 per share
  8/5/97        Fan Yang Kwan                                                       7,000      $1.00 per share


The shares described above were issued to the respective shareholders located in China and in Canada from the Company's offices located in Vancouver, Canada. Consequently, the issuance of such shares are not subject to the jurisdiction of the Securities Act of 1933, as amended. Alternatively, the shares issued to (i) Georgia Pacific, Peter Khean, Nico Huang, Eunice Khean and Tomo Huang were issued in reliance of Section 4(2) of the Securities Act of 1933, as amended ("Act") and other rules and regulations promulgated thereunder and (ii) the remaining shares were sold to non-US persons under circumstances and restrictions that exempted the sales from registration pursuant to Regulation S promulgated under the Act.

Item 5. Indemnification of Directors and Officers.
        ------------------------------------------

Section 6 of the Company's Articles of Incorporation eliminates personal liability in accordance with Section 78.037 of the Nevada Revised Statutes.
Section 78.037 of the NRS provides that a corporation may eliminate personal liability of an officer or director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such provision does not eliminate liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law; or the payment of distributions in violation of NRS 79.300.

In so far as indemnification for liability arising from the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company, it has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   Part F/S
                                                                Page

-Independent Auditors' Report....................................F-1
-Consolidated Balance Sheets as of December 31, 1995
 (audited), December 31, 1996 (audited)
 and September 30, 1997 (unaudited)..............................F-2
-Consolidated Statements of Operations for
 Fiscal Years Ended December 31, 1995 (audited),
 December 31, 1996 (audited) and nine months ended
 September 30, 1996 and
 September 30, 1997 (unaudited).    .............................F-3
-Consolidated Statements of Stockholder's Equity
 From inception to December 31, 1996 (audited)
 and September 30, 1997 (unaudited)..............................F-4
-Consolidated Statements of Cash Flows for
 Fiscal Years Ended December 31, 1995 (audited),
 December 31, 1996 (audited) and Nine Month Ended
 September 30, 1996 and September 30, 1997 (unaudited)...........F-5
-Notes to Financial Statements...................................F-6

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                              FINANCIAL STATEMENTS

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES








                                 C O N T E N T S





                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITORS' REPORT                                          F-1


CONSOLIDATED BALANCE SHEETS                                           F-2


CONSOLIDATED STATEMENTS OF OPERATIONS                                 F-3


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                        F-4


CONSOLIDATED STATEMENTS OF CASH FLOWS                                 F-5


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F-6 to F-11

                          INDEPENDENT AUDITORS' REPORT



To the Stockholders
Avani International Group Inc.
   (formerly Rainfresh Technologies, Inc.)


We have audited the accompanying consolidated balance sheets of Avani International Group Inc. (formerly Rainfresh Technologies, Inc.) (a Nevada corporation) and Subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the period November 29, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avani International Group Inc. (formerly Rainfresh Technologies, Inc.) and Subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for the period November 29, 1995 (inception) to December 31, 1995, and for the year ended December 31, 1996 in conformity with generally accepted accounting principles.






                                                              COGEN SKLAR LLP

Bala Cynwyd, Pennsylvania
September 25, 1997

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS




                                                                                December 31,       September 30,
                                                                            1995            1996        1997
                                                                            ----            ----        ----
           ASSETS                                                                                   (Unaudited)
CURRENT ASSETS
     Cash                                                              $   145,948    $   898,581    $   135,621
     Accounts receivable                                                      --           43,784         59,482
     Goods and services tax receivable                                        --           75,414         34,604
     Subscription receivable                                               160,000           --             --
     Loan receivable                                                        30,000           --             --
     Inventory                                                                --           78,069        132,106
     Prepaid expenses                                                         --           28,630         24,051
                                                                       -----------    -----------    -----------

TOTAL CURRENT ASSETS                                                       335,948      1,124,478        385,864
                                                                       -----------    -----------    -----------

PROPERTY, PLANT AND EQUIPMENT - NET                                         10,000      1,662,796      1,807,144
                                                                       -----------    -----------    -----------

OTHER ASSETS
     Security deposits                                                        --            1,720          1,706
     Trademarks                                                               --            4,593          4,555
     License                                                                 5,000          5,000          5,000
                                                                       -----------    -----------    -----------
                                                                             5,000         11,313         11,261
                                                                       -----------    -----------    -----------

TOTAL ASSETS                                                           $   350,948    $ 2,798,587    $ 2,204,269
                                                                       ===========    ===========    ===========

           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Current portion of long-term debt                                 $      --      $    63,771    $    62,973
     Accounts payable and accruals                                           4,000        130,832        104,229
     Wages and benefits payable                                               --           34,944         15,322
     Unearned income                                                          --            8,485         16,202
     Bottle and cooler deposits                                               --           27,641         61,980
                                                                       -----------    -----------    -----------

TOTAL CURRENT LIABILITIES                                                    4,000        265,673        260,706

LONG-TERM DEBT - NET OF CURRENT PORTION                                       --          421,826        471,902
                                                                       -----------    -----------    -----------

TOTAL LIABILITIES                                                            4,000        687,499        732,608
                                                                       -----------    -----------    -----------

           STOCKHOLDERS' EQUITY

COMMON STOCK, $.001 par value, 25,000,000 shares authorized;
    6,390,000, 9,456,500 and 9,648,600 shares issued and outstanding         6,390          9,457          9,649

ADDITIONAL PAID-IN CAPITAL                                                 189,810      2,938,443      3,130,351

COMMON STOCK SUBSCRIBED                                                    160,000           --             --

ACCUMULATED DEFICIT                                                         (9,252)      (823,505)    (1,637,246)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                       --          (13,307)       (31,093)
                                                                       -----------    -----------    -----------

TOTAL STOCKHOLDERS' EQUITY                                                 346,948      2,111,088      1,471,661
                                                                       -----------    -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $   350,948    $ 2,798,587    $ 2,204,269
                                                                       ===========    ===========    ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS







                                                     Period
                                          November 29, 1995                                   Nine Months Ended
                                             (Inception) to             Year Ended              September  30,
                                          December 31, 1995      December 31, 1996            1996            1997
                                          -----------------      -----------------        -------------   -----------
                                                                                           (Unaudited)     (Unaudited)
REVENUE
     Bottled water and supply sales            $      --            $    57,140         $     2,364    $   352,628
     Cooler and equipment sales                       --                  6,709               2,187          9,465
     Cooler rentals                                   --                  4,860                 515         17,875
                                               -----------          -----------         -----------    -----------
                                                      --                 68,709               5,066        379,968
                                               -----------          -----------         -----------    -----------


COST OF GOODS SOLD
     Cost of goods sold (excluding
        depreciation)                                 --                 99,104              27,166        235,552
     Depreciation                                     --                 56,179              20,367        121,417
                                               -----------          -----------         -----------    -----------
                                                      --                155,283              47,533        356,969
                                               -----------          -----------         -----------    -----------

GROSS PROFIT (LOSS)                                   --                (86,574)            (42,467)        22,999
                                               -----------          -----------         -----------    -----------


OPERATING EXPENSES
     General and administrative                      9,252              522,974             280,085        531,258
     Marketing                                        --                207,794             128,103        274,491
     Research and development                         --                   --                  --            9,957
                                               -----------          -----------         -----------    -----------
                                                     9,252              730,768             408,188        815,706
                                               -----------          -----------         -----------    -----------

LOSS FROM OPERATIONS                                (9,252)            (817,342)           (450,655)      (792,707)
                                               -----------          -----------         -----------    -----------


OTHER INCOME (EXPENSE)
     Interest income                                  --                 26,158              18,719         13,656
     Interest expense                                 --                (23,069)            (12,824)       (34,690)
                                               -----------          -----------         -----------    -----------
                                                      --                  3,089               5,895        (21,034)
                                               -----------          -----------         -----------    -----------

NET LOSS                                       $    (9,252)         $  (814,253)        $  (444,760)   $  (813,741)
                                               ===========          ===========         ===========    ===========


LOSS PER COMMON SHARE                          $      --            $      (.10)        $      (.06)   $      (.08)
                                               ===========          ===========         -----------    -----------


WEIGHTED AVERAGE NUMBER
   OF SHARES                                     6,295,000            7,999,921           7,479,075      9,612,583
                                               ===========          ===========         ===========    ===========





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               NOVEMBER 29, 1995 (INCEPTION) TO DECEMBER 31, 1996
                       AND SEPTEMBER 30, 1997 (UNAUDITED)




                                                                                                                           Foreign
                                                           Common Stock         Additional     Common                     Currency
                                                       -------------------       Paid-In       Stock       Accumulated   Translation
                                                       Shares       Amount       Capital     Subscribed      Deficit      Adjustment
                                                       ------       ------       -------     ----------    -----------   -----------

ISSUANCE OF COMMON STOCK
     Founders                                         $6,200,000     $6,200    $        -     $      -    $         -     $      -
     Cash                                                190,000        190       189,810            -              -            -

COMMON STOCK SUBSCRIBED                                        -          -             -      160,000              -            -

NET LOSS FOR THE PERIOD NOVEMBER 29, 1995
   (INCEPTION) TO DECEMBER 31, 1995                            -          -             -           -          (9,252)           -
                                                      ----------     ------    ----------     --------    -----------     --------

BALANCE, DECEMBER 31, 1995                             6,390,000      6,390       189,810      160,000         (9,252)           -

ISSUANCE OF COMMON STOCK
     Cash                                              2,906,500      2,907     2,903,593            -              -            -
     Under subscription agreement                        160,000        160       159,840     (160,000)

COMMISSIONS ON SHARES ISSUED                                   -          -      (314,800)           -                 -         -

NET LOSS FOR YEAR ENDED DECEMBER 31, 1996                      -          -             -            -       (814,253)           -

FOREIGN CURRENCY TRANSLATION ADJUSTMENT                        -          -             -            -              -      (13,307)
                                                      ----------     ------    ----------     --------    -----------     --------

BALANCE, DECEMBER 31, 1996                             9,456,500      9,457     2,938,443            -       (823,505)     (13,307)

PURCHASE AND RETIREMENT OF COMMON STOCK                   (1,000)        (1)         (999)           -              -            -

ISSUANCE OF COMMON                                       193,100        193       192,907

NET LOSS FOR NINE MONTHS ENDED SEPTEMBER 30, 1997              -          -             -            -       (813,741)           -

FOREIGN CURRENCY TRANSLATION ADJUSTMENT                        -          -             -            -              -      (17,786)
                                                      ----------     ------    ----------     --------    -----------     --------

BALANCE, SEPTEMBER 30, 1997 (UNAUDITED)               $9,648,600     $9,649    $3,130,351     $      -    $(1,637,246)    $(31,093)
                                                      ==========     ======    ==========     ========    ===========     ========



              The accompanying notes are an integral part of these
                       consolidated inancial statements.

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      Period
                                                 November 29, 1995                             Nine Months Ended
                                                  (Inception) to          Year Ended              September  30,
                                                December 31, 1995     December 31, 1996        1996           1997
                                                -----------------     -----------------     ----------     ----------
                                                                                            (Unaudited)    (Unaudited)
OPERATING ACTIVITIES
    Net loss                                          $    (9,252)          $  (814,253)    $ (444,760)     $(813,741)
      Adjustments to reconcile net loss
       to net cash used in operating
       activities
      Stock compensation                                    1,200                     -              -              -
      Depreciation                                              -                83,889         28,040        166,586
      (Increase) decrease in assets
          Accounts receivable                                   -              (120,271)        (4,483)        24,347
          Inventory                                             -               (78,772)       (76,754)       (54,930)
          Prepaid expenses                                      -               (28,697)       (13,179)         4,434
          Other assets                                          -                (1,736)             -              -
      Increase (decrease) in liabilities
          Accounts payable                                  4,000               162,938        100,523        (52,573)
          Unearned income and deposits                          -                36,451         11,886         42,546
                                                    -------------        --------------   ------------    -----------

    Net cash used in operating activities                  (4,052)             (760,451)      (398,727)      (683,331)
                                                    -------------        --------------   ------------    -----------

INVESTING ACTIVITIES
    Acquisition of property, plant and
       equipment                                          (10,000)           (1,752,251)    (1,681,693)      (325,332)
    Investment in trademarks and patents                        -                (4,634)        (2,403)             -
    Loan (receivable) repayment                           (30,000)               30,000       (342,481)             -
                                                    -------------        --------------   ------------    -----------

    Net cash used in investing activities                 (40,000)           (1,726,885)    (2,026,577)      (325,332)
                                                    -------------        --------------   ------------    -----------

FINANCING ACTIVITIES
    Proceeds from mortgages payable                             -               529,608        529,608        116,209
    Payments of mortgages payable                               -               (39,637)        (1,537)       (62,691)
    Issuance of common shares                             190,000             2,751,700      2,371,100        493,100
    Purchase of common shares                                   -                     -              -       (301,000)
                                                    -------------        --------------   ------------    -----------

    Net cash provided by financing activities             190,000             3,241,671      2,899,171        245,618
                                                    -------------        --------------   ------------    -----------

EFFECT OF EXCHANGE RATES ON CASH                                -                (1,702)            17             85
                                                    -------------        --------------   ------------    -----------

NET INCREASE (DECREASE) IN CASH                           145,948               752,633        473,884       (762,960)

CASH - BEGINNING OF PERIOD                                      -               145,948        145,948        898,581
                                                    -------------        --------------   ------------    -----------

CASH - END OF PERIOD                                    $ 145,948          $    898,581    $   619,832     $  135,621
                                                        =========          ============    ===========     ==========

SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION
    Cash paid for:
      Interest                                      $           -         $      23,095   $     10,088    $    34,690
                                                    =============         =============   ============    ===========

      Income taxes                                  $           -         $           -   $          -    $        -
                                                    =============         =============   ============    ===========

SUPPLEMENTAL DISCLOSURES OF NON-
   CASH FINANCING ACTIVITIES
    Issuance of common stock for license              $     5,000         $           -   $          -    $         -
                                                    =============         =============   ============    ===========

    Subscription receivable                             $ 160,000         $           -   $          -    $         -
                                                    =============         =============   ============    ===========


              The accompanying notes are an integral part of these
                       consolidate financial statements.

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND SEPTEMBER 30, 1997






NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Avani International Group Inc. (the "Company"), a Nevada corporation, formerly Rainfresh Technologies, Inc. has constructed a bottling facility and has been engaged in the business of developing, manufacturing and distributing an oxygen enriched, purified bottled water under the trade name "Avani Water".

The Company changed its name from Rainfresh Technologies, Inc. to Avani International Group Inc. on January 14, 1997. The Company has two wholly-owned subsidiaries, Avani Marketing Corp., organized under the laws of Nevada, and Avani Water Corporation, organized under the laws of British Columbia (Canada).

A technology, which injects oxygen into purified water is utilized by the Company to produce an oxygen enriched, purified bottled water. The exclusive worldwide rights to the oxygen enrichment process were acquired from a Taiwanese company, in December 1995 for the issuance of common stock. The product is sold in the greater Vancouver metropolitan area and internationally principally in Taiwan. International sales for the year ended December 31, 1996 and nine months ended September 30, 1997 were $26,725 and $192,719.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
Assets and liabilities of the foreign subsidiaries have been translated using the exchange rate at the balance sheet date. The average exchange rate for the period has been used to translate revenues and expenses. Translation adjustments are reported separately and accumulated in a separate component of equity (foreign currency translation adjustment).

Financial Instruments
The carrying amount of cash, accounts receivable, accounts payable, other liabilities and deposits approximates fair value as of December 31, 1996 because of their short maturities.

The carrying value of the fixed rate long-term debt approximates fair value since the interest rate associated with the long-term debt approximates the current market interest rate.

Accounts Receivable and Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debts have not been material.

Inventory
Inventory is stated at the lower of cost (determined by the first-in, first-out method) or market. Inventory is comprised of small bottles, packaging containers, supplies for resale and water coolers.

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND SEPTEMBER 30, 1997






NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment
The cost of property , plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using accelerated methods. Five liter bottles are amortized over their estimated useful lives.

Revenue Recognition
Revenue on sales of bottled water and coolers is recognized upon delivery. Leases of water coolers and filters are accounted for under the operating method and, accordingly, rental income is reported over the terms of the leases.

Income Taxes
The Company accounts for its income taxes under SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the estimated future tax effects of events that have been recognized in the financial statements or income tax returns. Under this method, deferred tax liabilities and assets are determined based on differences between the financial accounting and income tax bases of assets and liabilities, and the use of carryforwards, if any, using enacted tax rates in effect for the years in which the differences and carryforwards are expected to reverse and be utilized.

Loss Per Share
Loss per share was computed by dividing net loss by the weighted average number of common shares outstanding during the respective periods.

Recoverability of Long Lived Assets
Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company is not aware of any events or circumstances which indicate the existence of an impairment which would be material to the Company's annual financial statements.

Accounting for Stock-Based Compensation
Compensation costs attributable to stock option and similar plans are recognized based on any difference between the quoted market price of the stock on the date of the grant over the amount the employee is required to pay to acquire the stock (the intrinsic value method under Accounting Principles Board Opinion 25). Such amount, if any, is accrued over the related vesting period, as appropriate.

Effective January 1, 1996, the Company implemented SFAS No. 123, "Accounting for Stock-Based Compensation." The Statement encourages employers to account for stock compensation awards based on their fair value on their date of grant. Entities may choose not to apply the new accounting method but instead, disclose in the notes to the financial statements the pro forma effects on net income and earnings per share as if the new method had been applied. The Company has adopted the disclosure-only approach of the Standard.

Recently Issued Accounting Pronouncements
During February 1997, the FASB issued SFAS No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting EPS, replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution; Diluted EPS reflects potential dilution from the exercise or conversion

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND SEPTEMBER 30, 1997






NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued) of securities into common stock and is similar to the currently required fully diluted EPS. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and earlier application is not permitted. Adoption of SFAS 128 is not expected to have a material effect on the Company's loss per share.

During June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components. The reporting and display requirements of SFAS No. 130 are effective for fiscal years beginning after December 15, 1997. The Company presently intends to comply with this statement for its year ended December 31, 1998.

During June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and related disclosures about products and services, geographic areas and major customers. The reporting and disclosure requirements of SFAS No. 131 are effective for periods beginning after December 15, 1997. The Company presently intends to comply with this statement for its year ended December 31, 1998.

Interim Periods Presented
The interim financial statements for the nine months ended September 30, 1997 and 1996 are unaudited. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, these unaudited financial statements reflect all adjustments necessary, consisting of normal recurring adjustments, for fair presentation of such data on a basis consistent with that of the audited data presented herein. The results of operations for interim periods are not necessarily indicative of the results for a full year.


NOTE 2 - CONCENTRATION OF CREDIT RISK INVOLVING CASH

The Company maintains its cash balances in a bank located in Canada. These balances are not insured.


NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

                                                    December 31,           September 30,
                                             1995            1996              1997
                                           -------        ----------        ----------
                                                                           (Unaudited)

Land                                       $     -        $  136,230        $  158,824
Building                                         -           815,204           908,305
Plant equipment                             10,000           698,679           886,856
Office furniture and equipment                   -            74,800            82,562
Vehicles                                         -            21,773            21,595
                                           -------        ----------        ----------
                                            10,000         1,746,686         2,058,142
Less: Accumulated depreciation                   -            83,890           250,998
                                           -------        ----------        ----------

Property, Plant and Equipment - Net        $10,000        $1,662,796        $1,807,144
                                           =======        ==========        ==========

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND SEPTEMBER 30, 1997






NOTE 4 - LONG TERM DEBT


Following is a summary of long-term debt:                                        December 31,
                                                                          ------------------------       September 30,
                                                                             1995             1996           1997
                                                                          ---------       -----------        ----
                                                                                                          (Unaudited)
Mortgage payable due in monthly installments of $2,624 including interest at 8.3%, balloon payment of $309,992 due May 1, 2001,
    secured by land and building with a net book value of $550,700.  $          -          $332,885         $326,842

Second mortgage payable, interest only, interest 10% per annum, principal payments due $36,450 on December 31, 1996 and
    June 30, 1997, secured by land and building with a net book
    value of $550,700.                                                           -           36,450                -

Mortgage payable due in monthly installments of $563 including interest at 8.3%, due July 2001, secured by land and
    building with a net book value of $117,950.                                  -           72,522           71,215

Second mortgage payable, interest only, interest at 8% per annum, principal payments due $21,870 on June 30, 1997 and $21,680 on
    January 31, 1998, secured by land and building with a net book
    value of $117,950.                                                           -           43,740           21,690

Mortgage payable due in monthly installments of $504 including interest at 7%, balloon payment of $66,789 due March 2002,
    secured by land and building with a net book value of $118,798.              -                -           71,748

Second mortgage payable, interest only, interest at 8% per annum, principal payments due $21,690 on March 30, 1998 and August
    30, 1998, secured by land and buildings with a net book value
    of $787,448.                                                                 -                -           43,380
                                                                     -------------         --------          -------
                                                                                 -          485,597          534,875
Less: Current portion                                                            -           63,771           62,973
                                                                     -------------         --------         --------

                                                                     $           -         $421,826         $471,902
                                                                     =============         ========         ========



The minimum annual repayment requirements on long-term debt as of December 31, 1996 are as follows:



YEARS ENDING
DECEMBER 31,                                             AMOUNT
------------                                            --------

1997                                                    $ 63,771
1998                                                      27,782
1999                                                       6,414
2000                                                       6,957
2001                                                     380,673
                                                        --------
                                                        $485,597
                                                        ========

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND SEPTEMBER 30, 1997






NOTE 5 - INCOME TAXES

There is no income tax benefit for operating losses for the period from November 29, 1995 (inception) to December 31, 1995 and the year ended December 31, 1996 due to the following:

         Current tax benefit - the operating losses cannot be carried back to earlier years.

         Deferred tax benefit - the deferred tax assets were offset by a valuation allowance. Management believes that a valuation allowance is considered necessary since it is more likely than not that the deferred tax asset will not be realized through future taxable income.

The components of the net deferred tax assets (liabilities) are as follows:


                                              1995               1996
                                         ------------       ------------

Property, plant and equipment            $          -        $   (29,700)
Net operating loss carryforwards                3,700            355,400
Valuation allowance                            (3,700)          (325,700)
                                         ------------       ------------

                                         $          -        $         -
                                         ============       ============

Avani International Group Inc. and Avani Marketing Corp. file a consolidated corporate income tax return in the United States and Avani Water Corporation files a corporate income tax return in Canada.

The use of net operating loss carryforwards for United States income tax purposes is limited when there has been a substantial change in ownership (as defined) during a three year period. Because of the recent and contemplated changes in common stock, such a change may occur in the future. In this event, the use of net operating losses each year would be restricted to the value of the Company on the date of such change multiplied by the federal long-term rate ("annual limitation"); unused annual limitations may then be carried forward without this limitation.

At December 31, 1996, the Company had net operating loss carryforwards of approximately $175,000 for U.S. income tax purposes, which if not used will expire during the years 2010 and 2011. At December 31, 1996, the Company had net operating loss carryforwards of approximately $713,000 for Canadian income tax purposes, which if not used will expire during the years 2002 and 2003.


NOTE 6 - COMMON STOCK

In December 1995, the Company originally issued 6,200,000 shares of common stock at $.001 par value to its founders, of which $5,000 was assigned as the value to the license for the rights to the oxygen enrichment process and $1,200 as compensation.

From December 1995 through December 1996, the Company raised $2,941,700, net of offering costs of $314,800 from a private placement of its common stock. In December 1995, the Company received subscriptions for 350,000 shares of common stock at $1.00 per share, of which $190,000 in cash was received in December 1995 and the remainder of $160,000 was received in January 1996. During 1996, the Company issued and sold an additional 2,906,500 shares of common stock at $1.00 per share for $2,906,500.

                         AVANI INTERNATIONAL GROUP INC.
                     (formerly Rainfresh Technologies, Inc.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND SEPTEMBER 30, 1997






NOTE 7 - RELATED PARTY TRANSACTIONS

In December 1995, the Company entered into two agreements with the Taiwanese company from which the worldwide rights were acquired. The Company agreed to pay a 10% finder's fee in connection with the sale of the Company's common stock to Taiwanese investors. During the year ended December 31, 1996, the Company paid the Taiwanese company $218,800. In addition, the Company entered into a marketing agreement for a term of one year at $10,000 per month. Consulting fees incurred for the year ended December 31, 1996 amounted to $120,000, of which $30,000 was payable at December 31, 1996.


NOTE 8 - LEASES

For the period from November 29, 1995 (inception) to December 31, 1995, the year ended December 31, 1996 and the nine months ended September 30, 1997 and 1996, total rental expenses under leases amounted to $-0-, $19,155, $34,141, and $3,730. At December 31, 1996, the Company was obligated under various noncancelable operating lease arrangements for vehicles as follows:



YEARS ENDING                                               LEASE
DECEMBER 31,                                         OBLIGATIONS
------------                                         -----------
1997                                                   $  51,941
1998                                                      52,260
1999                                                      39,036
2000                                                       3,825
2001                                                         319
                                                     -----------
                                                        $147,381
                                                     ===========


NOTE 9 - MAJOR CUSTOMERS AND SUPPLIER

The Company sells a substantial portion of its product to one customer. During the year ended December 31, 1996 and the nine months ended September 30, 1997, sales to this customer aggregated $26,725, and $170,498. At December 31, 1996 and September 30, 1997, amounts due from this customer included in trade accounts receivable were $26,506 and $-0-. If this customer was lost, it is unlikely that the Company would be able to replace the lost revenue in the near term.

During the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company purchased approximately 54% and 36% of its materials from one supplier. At December 31, 1996 and September 30, 1997 amounts due to that supplier were $60,869, and $-0-. If the supplier ceased doing business with the Company, management believes that other sources of materials are available.

                                 Part III
Index to Exhibits

Exhibit
-------

3.(i)     Articles of Incorporation, as amended of the Company.
          Articles of Incorporation, as amended of Avani Marketing Corp. Certificate of Incorporation and Name Change and Articles of Avani Water Corporation.
3.(ii)    By-Laws of the Company
          By-Laws of Avani Marketing Corp.
10.(i)    Mortgage in favor of International Commercial Bank of Cathay
          (Canada) dated May 2, 1996.
10.(ii)   Mortgage in favor of Riversedge Holding Corp. dated May 2, 1996.
10.(iii)  Mortgage in favor of International Commercial Bank of Cathay
          (Canada) dated July 26, 1996.
10.(iv)   Mortgage in favor of Riversedge Holding Corp. dated July 26, 1996.
10.(v)    Mortgage in favor of International Commercial Bank of Cathay
          (Canada) dated March 25, 1997.
10.(vi)   Mortgage in favor of Riversedge Holding Corp. dated March 25, 1997.
10.(vii) Agreement dated December 15, 1995 between the Company and Georgia Pacific Company.
10.(viii) Agreement dated December 18, 1995 between the Company and Georgia
          Pacific Company.
10.(ix) Agreement dated December 26, 1996 between the Company and Georgia Pacific Company.
10.(x) Distribution Agreement dated December 14, 1996 between the Company and Yueh Long Enterprise Co., LTD.
10.(xi) Distribution Agreement dated June 13, 1997 between the Company and Beon Top Enterprises Ltd.
10.(x) Agreement dated April 29, 1997 by and between the Company and Georgia Pacific Company. *
21.(i)    Subsidiaries of the registrant

* Filed herewith.

                                  SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

Avani International Group, Inc.


--------------------------------------         ----------------------------
Nico Huang                                                Date
Treasurer


                                       22